OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: U. K. FINANCIAL CONDUCT AUTHORITY (FCA)

MATTER DETAIL: THE FCA IMPOSED A FINANCIAL PENALTY OF £26,033,500 ON BBPLC ($43, 819,587.20) BASED ON EXCHANGE RATE GPB 1.6832 AS OF MAY 23, 2014. THE FINANCIAL PENALTY REFLECTED A 30% DISCOUNT FOR EARLY SETTLEMENT. ACCORDING TO THE FCA'S FINAL NOTICE, BETWEEN 7 JUNE 2004 AND 21 MARCH 2013 ("RELEVANT PERIOD"), BARCLAYS BREACHED PRINCIPLE 8 BY FAILING TO ADEQUATELY MANAGE CERTAIN CONFLICTS OF INTEREST BETWEEN ITSELF AND ITS CUSTOMERS. IN PARTICULAR, BARCLAYS FAILED TO ADEQUATELY MANAGE THE INHERENT CONFLICT OF INTEREST THAT EXISTED FROM (I) BARCLAYS PARTICIPATING IN THE GOLD FIXING AND CONTRIBUTING TO THE PRICE FIXED DURING THE GOLD FIXING, WHILE AT THE SAME TIME ALSO (II) SELLING TO CUSTOMERS OPTIONS PRODUCTS THAT REFERENCED, AND WERE DEPENDENT ON, THE PRICE OF GOLD FIXED IN THE GOLD FIXING, BY NOT PUTTING IN PLACE POLICIES, PROCEDURES, SYSTEMS AND TRAINING IN RELATION TO THE GOLD FIXING WHICH WOULD HAVE ADEQUATELY ENABLED ITS STAFF TO PROPERLY IDENTIFY AND MANAGE THE RISKS ARISING FROM THIS INHERENT CONFLICT OF INTEREST. IN ADDITION, ACCORDING TO THE FCA'S FINAL NOTICE BARCLAYS BREACHED PRINCIPLE 3 BY FAILING TO TAKE REASONABLE CARE TO ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY WITH ADEQUATE RISK MANAGEMENT SYSTEMS IN RELATION TO THE LONDON GOLD FIXING PROCESS: (I) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO CREATE OR IMPLEMENT ADEQUATE POLICIES OR PROCEDURES TO PROPERLY MANAGE THE WAY IN WHICH BARCLAYS' TRADERS PARTICIPATED IN THE GOLD FIXING; (II) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO PROVIDE ADEQUATE SPECIFIC TRAINING TO PRECIOUS METALS DESK STAFF IN RELATION TO THEIR PARTICIPATION IN THE GOLD FIXING; AND (III) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO CREATE SYSTEMS AND REPORTS THAT ALLOWED FOR ADEQUATE MONITORING OF ITS TRADERS' ACTIVITY IN CONNECTION WITH THE GOLD FIXING. THE FCA DETERMINED THAT BARCLAYS' CONDUCT WAS NOT DELIBERATE OR RECKLESS. BELOW IS THE LINK TO FINAL NOTICE FROM THE FCA'S WEBSITE: HTTP://WWW.FCA.ORG.UK/YOUR-FCA/DOCUMENTS/FINAL-NOTICES/2014/BARCLAYS-BANK-PLC.

FILED BY: COSTAM

FILED ON: 6/21/2014 1:57:38 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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